UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly Held Company

Brazilian Taxpayers’ Number (CNPJ): 06.948.969/0001-75

NIRE: 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Company”) communicates the market and its shareholders that, on the Board of Directors’ Meeting held on this date, as proposed by the Executive Office, the Directors approved the payment of intermediary dividends, based on the accumulated profits of fiscal years prior to 2020, as evidenced in the balance sheet of December 31, 2020, in the amount of one hundred million reais (R$100,000,000.00), corresponding to R$0.5678925 per share, subject to the following conditions:

1.	The holders of Company’s shares on June 21, 2021 shall qualify for the payment of the intermediary dividends.

2.	Payment Date: as from June 29, 2021.

3.	The shares of the Company will be traded ex-direito to intermediary dividends as from June 22, 2021, inclusive.

The value per share of the dividends considers the number of outstanding shares of the Company, excluded the treasury shares on the date hereof, and will be subject to modification in case of occasional liquidation of stock options and/or restricted shares until the ex-direito date.

The shareholders will have its credits available in accordance with its bank domiciles provided to Banco Bradesco S.A., custodian financial institution of the Company’s shares, as from the date in which the abovementioned intermediary dividends begin to be paid.

For the shareholders which enrollment does not contain the inscription of the respective Brazilian taxpayers’ number, or the indication of the Bank/Branch/Account, the values will only be credited by the 3rd business day counted as from the date of enrollment update in the electronic files of Banco Bradesco S.A., which can be effected through any Bradesco branch.

For the shareholders that are users of the fiduciary custody of CBLC - Companhia Brasileira de Liquidação e Custódia, the dividends will be paid to the referred CBLC, which will then transmit the funds to the shareholders by means of their Custody Agents.

São Paulo, June 16, 2021

Antonio Ramatis Fernandes Rodrigues

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer